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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934
COX COMMUNICATIONS, INC.

(Name of Issuer)
Class A Common Stock

(Title of Class of Securities)
224044107
(CUSIP Number)
July 19, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:    224044107

1	NAME OF REPORTING PERSON Cascade Investment, L.L.C. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
24,266,486

		6	SHARED VOTING POWER
-0-

		7	SOLE DISPOSITIVE POWER
24,266,486

		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
24,266,486

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.2%

12	TYPE OF REPORTING PERSON
CO

CUSIP No.:    224044107

1	NAME OF REPORTING PERSON Bill & Melinda Gates Foundation I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
State of Washington

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
9,178,400

		6	SHARED VOTING POWER
-0-

		7	SOLE DISPOSITIVE POWER
9,178,400

		8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,178,400

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.6%

12	TYPE OF REPORTING PERSON
OO

CUSIP No.:    224044107

1	NAME OF REPORTING PERSON William H. Gates III I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
-0-

		6	SHARED VOTING POWER
33,444,886*

		7	SOLE DISPOSITIVE POWER
-0-

		8	SHARED DISPOSITIVE POWER
33,444,886*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,444,886*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.8%

12	TYPE OF REPORTING PERSON
IN

* All Common Stock held by Cascade Investment, L.L.C. ("Cascade") may be deemed to be beneficially owned by William H. Gates III ("Gates") as the sole member of Cascade. All Common Stock held by the Bill & Melinda Gates Foundation (the "Foundation") may be deemed to be beneficially owned by Gates as the sole trustee of the Foundation. Michael Larson, the manager and executive officer of Cascade, has voting and investment power with respect to the Common Stock held by Cascade. In addition, Mr. Larson acts with investment discretion for Gates, as sole trustee of the Foundation, in respect of the Common Stock owned by the Foundation. Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by Cascade, the Foundation or Gates.

Item 1.	(a)	Name of Issuer: Cox Communications, Inc. (the "Issuer")
	(b)	Address of Principal Executive Offices of the Issuer: 1400 Lake Hearn Drive, Atlanta, Georgia 30319
Item 2.	(a)	Name of Person Filing: Cascade Investment, L.L.C. ("Cascade"), Bill & Melinda Gates Foundation (the "Foundation") and William H. Gates III ("Gates").*
(b)
Address of Principal Business Office:
Cascade—2365 Carillon Point, Kirkland, Washington 98033
The Foundation—1551 Eastlake Avenue E., Seattle, Washington 98102
Gates—One Microsoft Way, Redmond, Washington 98052
(c)
Citizenship:
Cascade is a limited liability company organized under the laws of the State of Washington.
The Foundation is a charitable trust organized under the laws of the State of Washington.
Gates is a citizen of the United States of America.
	(d)	Title of Class of Securities: Class A Common Stock ("Common Stock")
	(e)	CUSIP Number: 224044107
Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable
Item 4.	Ownership.
	(a)	Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
	(b)	Percent of class: See the responses to Item 11 on the attached cover pages.
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
		(ii)	Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
		(iii)	Sole power to dispose or to direct the disposition of: See the responses to Item 7 on the attached cover pages.
		(iv)	Shared power to dispose or to direct the disposition of: See the responses to Item 8 on the attached cover pages.
Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: See Exhibit 99.
Item 9.	Notice of Dissolution of a Group: Not Applicable
Item 10.
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* Neither the present filing nor anything contained herein shall be construed as an admission that Cascade, the Foundation or Gates constitute a "person" for any purpose other than Section 13(g) of the Securities Exchange Act of 1934, or that Cascade, the Foundation and Gates constitute a "group" for any purpose.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2002
CASCADE INVESTMENT, L.L.C.
By:	/s/ MICHAEL LARSON Name: Michael Larson Title: Manager
BILL & MELINDA GATES FOUNDATION
By:	/s/ MICHAEL LARSON Name: Michael Larson* Title: Attorney-in-fact
WILLIAM H. GATES III
By:	/s/ MICHAEL LARSON Name: Michael Larson* Title: Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

Date: July 29, 2002
CASCADE INVESTMENT, L.L.C.
	By:	/s/ MICHAEL LARSON Name: Michael Larson Title: Manager
BILL & MELINDA GATES FOUNDATION
	By:	/s/ MICHAEL LARSON Name: Michael Larson* Title: Attorney-in-fact
WILLIAM H. GATES III
	By:	/s/ MICHAEL LARSON Name: Michael Larson* Title: Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade's Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

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SIGNATURE